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SHAREHOLDERS' MEETING

SPECIAL SHAREHOLDERS' MEETING

On December 17, 1998, a special shareholders' meeting was held. Kemper Strategic Income Trust shareholders were asked to vote on a new investment management agreement with Scudder Kemper Investments, Inc. This item was approved. Below are the results:

   For          Against       Abstain
2,648,343       26,427        45,040

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